FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a016 or 15d-16

of The Securities Exchange Act of 1934

For the period to **18 June, 2002**

NAMIBIAN MINERALS CORPORATION

(Translation of registrant's name into English)

26 DOVER STREET, LONDON, W1S 4LY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 or Form 40-F

Form 20-F.........√............ Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ....   No ....√...........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82..........................

CRGH

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NAMIBIAN MINERALS CORPORATION
(Registrant)

Date: June 18, 2002

By____________________
(Signature)



E Nefussy
Chief Financial Officer

ATTACHMENTS

The attached documents are as follows:

Exhibit

1. News Release dated 23 May 2002 – Nasdaq De-listing
2. New Release dated 28 May 2002 – Namibian Minerals Corporation (Namco) Announces First Quarter Results.

NAMCO

Namibian Minerals Corporation
26 Dover Street, London, W1S 4LY
Tel +44 20 7763 7100 Fax +44 20 7763 7101 email gwalker@namco.co.za

Nasdaq Trading Symbol: NMCOF
TSE Trading Symbol: NMR
NSX Trading Symbol: NMC

NASDAQ DE-LISTING

Cape Town, 23 May 2002 - Namibian Minerals Corporation ("Namco") announced that it had received formal notification from Nasdaq that it will delist the Company from the Nasdaq National Market at the opening of business on May 24, 2002 due to the fact that the Company was unable to regain compliance with the minimum US$ 1.00 bid price required under Nasdaq listing regulations by May 15, 2002.

Namco will continue to comply with US listing requirements and there are no plans to change Namco's other listings on the Toronto Stock and Namibian Stock Exchanges.

None of the Nasdaq National Market, The Toronto Stock Exchange, nor the Namibian Stock Exchange has reviewed the information contained herein and does not accept responsibility for the adequacy or the accuracy of the above.

For further information please contact:
Greg Walker
email: gwalker@namco.co.za
tel: +27 21 659-1100

NAMCO *media release*

Namibian Minerals Corporation

26 Dover Street, London, W1S 4LY

Tel +44 20 7763 7100 Fax +44 20 7763 7101 email gwalker@namco.co.za

NASDAQ Trading Symbol: NMCOF
TSE Trading Symbol: NMR
NSE Trading Symbol: NMC

NAMIBIAN MINERALS CORPORATION (NAMCO) ANNOUNCES FIRST QUARTER RESULTS

28 May 2002, Cape Town ....Namibian Minerals Corporation (NAMCO) today reported a loss for the first quarter ended March 31, 2002.

The loss for the quarter was US$7.95 million, US$0.08 per share (2001: US$12.213 million, US$0.26 per share). Revenues of US$6.378 million were earned through the sale of 43 286 carats, compared with revenue of US$4.728 million from diamond sales of 23 865 carats for the same period in 2001. Operating cash outflow for the quarter was US$4.324 million, compared with US$8.844 million for the same period in 2001. At the end of the quarter, the Company had US$1.231 million in cash, with diamond stocks of 17 514 carats, compared with US$2.560 million and no diamond stocks at March 31, 2001.

Two of the Company's mining production vessels, the MV Ya Toivo and MV Namibian Gem, operated during the quarter and produced 33 510 and 8 471 carats, respectively. Namco experienced operational difficulties that impacted diamond production during the quarter and is implementing measures to improve its operational capability. Repairs to the NamSSol I mining tool progressed during the quarter and were completed ahead of schedule in May. The MV Kovambo left Cape Town in mid-May to conduct commissioning trials off the Namibian coast. The Kovambo is expected to re-enter production in early June.

Namco is planning business development initiatives and will require additional funding for these initiatives and its ongoing operations. The company is currently negotiating in order to address its capital requirements and will announce the outcome of these negotiations at their conclusion. Namco's Chairman, Mr. Arye Barboy, said he believed that the initiatives under consideration would increase the Company's production potential, reduce costs and provide the basis for the rebuilding of Namco as a stable and successful enterprise.

For further information please contact Greg Walker on tel +27 21 6591100 or email gwalker@namco.co.za

All information is presented in United States Dollars unless otherwise stated.

OVERVIEW

Revenue of $6.378 million was achieved from the sale of 43 286 carats against direct production costs of $8.005 million, this compared to revenue of $4.728 million from the sale of 27 629 carats against production costs of $9.441 million for the same period in 2001.

The Company's vessels, the *MV Ya Toivo, MV Namibian Gem and MV Zacharias* operated during the first quarter of 2002.

The net loss for the quarter was $7.952 million, or $0.08 per share, compared with a loss of $12.213 million, or $0.26 per share for the same period in 2001. Direct production costs have decreased by 15% as a result of a reduction in charter costs for the *MV Zacharias* and *MV Kovambo* and major repairs being carried out on the *MV Zacharias* during the first quarter of 2001.

General office costs have increased as a result of increased professional service costs over the same period last year.

As at March 31, 2002, the working capital deficit was $4.738 million, compared with $7.795 as at March 31, 2001. The decrease is attributable to the rescheduling of the shareholder's loan and an increase in accounts payable as a result of significant repairs to the NamSSol and *MV Kovambo.*

OPERATIONS

Production for the first quarter was 42 259 carats (2001: 10 704 carats). The *MV Ya Toivo* produced 33 510 carats, the *MV Namibian Gem* contributed 8 471 carats to production and the *MV Zacharias* contributed 278 carats from sampling activity. Production for the first quarter in 2001 comprised contributions of 4 830 carats from the *MV Ya Toivo*, 2 970 carats from the *MV Namibian Gem*, 374 carats from the *MV Ivan Prinsep* and 2 426 carats from the *MV Kovambo*, prior to the accident in early January.

Repairs to the NamSSol mining tool and modifications to its support vessel, the *MV Kovambo*, were continued during the first quarter. The Company plans to resume operations before the end of the second quarter.

Drill sampling aboard the *MV Zacharias* continued during the quarter.

RESCHEDULING TRANSACTIONS

The Company concluded a rescheduling agreement with its senior lenders in December 2001 and during the quarter concluded an agreement in respect of rescheduling the repayment terms to holders of convertible debentures that were placed as part of the Company's fund raising initiatives in March and April of 2001.

The Company was also able to reschedule the terms of a $2.6 million loan that it concluded with LL Mining Corporation BV (LLM) in June 2001.

In addition, the Company concluded a $10 million loan facility with LLM. Both the rescheduling agreement with the senior lenders and the $10 million loan facility with LLM are subject to the fulfilment of certain procedural and documentary conditions and the Company is in the process of completing these.

During the quarter the Company received $6.450 million in advances in terms of the $10 million loan facility from LLM. This loan facility replaced a previous bridging loan facility of $2.552 million provided to the Company by LLM in the last quarter of 2001.

LIQUIDITY AND CAPITAL RESOURCES

The risks and uncertainties with regard to the Company's liquidity and capital resources, its future and the quantifiable effects and delays from the provisional liquidation of its operating companies are significant. To meet its ongoing obligations and maintain its operations, the Company needs to restore profitable operations and improve its cash flow position, with the continuing support of its main shareholders. The Company continues in its efforts to stabilize the business, optimise production levels and reduce costs. The Company will require additional funding in order to stabilize the business and to deal with the consequences of delays to its resource development programme, and to augment its working capital requirements. The Company is presently in discussion with its senior lenders and principal shareholder, LL Mining Corporation BV, to provide additional required funding to the Company.

In addition, the Company is susceptible to risks from insolvency, mining operations, currency fluctuations, diamond price fluctuations and accidents. Further detail on these risk factors is contained in the Company's Annual Information Forms filed annually and Company's 2001 Annual Report.

G. Walker
Chief Executive Officer

E. Nefussy
Director & Chief Financial Officer

NAMIBIAN MINERALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

31 March 2002

(unaudited)

Namibian Minerals Corporation
Consolidated Balance Sheets
United States Dollars
(Unaudited)

Statement 1

ASSETS		As at 31 March 2002 $000	As at 31 December 2001 $000
Current	Cash – *Statement 3*	1,231	2,560
	Accounts receivable	865	433
	Prepayments	239	335
	Inventories *(Note 3)*	4,086	3,490
		6,421	**6,818**
Development costs		4,605	4,605
Capital assets, net of amortization		89,885	92,138
Deferred costs		1,927	2,317
Goodwill		15,685	15,685
Restricted cash		6,465	5,795
Other assets		163	167
		125,151	**127,525**
LIABILITIES			
Current	Accounts payable and accrued liabilities	8,354	7,160
	Advance receipt on inventory sales	1,792	1,610
	Current portion of long term debt	1,013	1,013
	Short term debt from shareholder	-	4,830
		11,159	**14,613**
Accounts payable for companies previously in provisional liquidation		3,509	3,420
Future income taxes		12,206	12,386
Long term debt		54,564	54,730
Loans from shareholder *(Note 4)*		5,429	-
Convertible debentures *(Note 5)*		6,418	6,075
		93,285	**91,224**
SHAREHOLDERS' EQUITY			
Share capital *(Note 6)*		108,323	108,238
Warrants and conversion privileges		7,339	4,236
Exchangeable debentures		1,550	1,550
Contributed surplus		459	459
Cumulative foreign exchange adjustment		(20,407)	(20,407)
Deficit - *Statement 2*		(65,398)	(57,775)
		31,866	**36,301**
		125,151	**127,525**

ON BEHALF OF THE BOARD:

A BARBOY
Chairman

E NEFUSSY
Chief Financial Officer
and Director

2002

Namibian Minerals Corporation
Consolidated Statements of Operations and Retained (Deficit) Earnings
United States Dollars
(Unaudited)

Statement 2

For the 3 months ended 31 March		For the 3 months ended 31 March 2002 $000	For the 3 months ended 31 March 2001 $000
Income	Revenue from diamond sales	6,378	4,728
	Interest earned	19	22
	Gain on marketable securities	-	7
		6,397	4,757
Expenses	Direct production costs	8,005	9,441
	Royalty payment	523	329
	Marketing costs	201	227
	General office costs, including salaries	1,361	901
	Amortization – capital assets	2,235	3,220
	– deferred costs	476	128
	Interest – long term debt	1,042	1,276
	– other	727	65
	Corporate finance fee	-	280
	Gain on disposal of capital assets	(1)	-
		14,522	15,867
Unusual Items			
	Provisional liquidation costs	-	700
		-	700
Loss for the year before income taxes and goodwill		(8,172)	(11,810)
	Recovery of income taxes	220	200
Loss for the year before goodwill		(7,952)	(11,610)
	Goodwill amortization	-	(603)
Loss for the period		(7,952)	(12,213)
	(Deficit) retained earnings at beginning of period	(57,775)	5,098
	Cancellation of warrants	399	-
	Adjustment to conversion privileges	(70)	-
Retained deficit – end of period		(65,398)	(7,115)
		$	$
Basic (loss) earnings per share for the period before goodwill		n/a	(0.24)
Basic (loss) earnings per share for the period after goodwill		(0.08)	(0.26)
Fully diluted (loss) earnings per share for the period		(0.08)	(0.26)
Weighted average number of shares outstanding in thousands		99,907	47,602

Namibian Minerals Corporation

Consolidated Statements of Cash Flows
United States Dollars
(Unaudited)

For the 3 months ended 31 March Cash resources provided by (used in)		For the 3 months ended 31 March 2002 $000	For the 3 months ended 31 March 2001 $000
Operating activities	Loss for the period	(7,952)	(12,213)
	Items not affecting cash		
	Amortization - capital assets	2,235	1,335
	- goodwill	-	603
	- deferred costs	476	128
	Accretion on convertible loan and debentures	474	-
	Gain on disposal of capital assets	(1)	-
	Income tax recovery	(220)	(200)
	Changes in non-cash working capital	664	1,503
	Net cash used in operating activities	**(4,324)**	**(8,844)**
Investing activities	Capital assets – purchased	-	(544)
	Capital assets – sold	24	4,150
	Other assets – purchased	(2)	7
	Restricted cash	(670)	-
	Net cash (used in) provided by investing activities	**(648)**	**3,613**
Financing activities	Bank overdraft	-	72
	Long term debt – advanced	-	(1,821)
	– repaid	(235)	-
	Securities issued	-	8,216
	Shareholders loan advanced	3,899	-
	Net cash provided by financing activities	**3,664**	**6,467**
Net (decrease) increase in cash		(1,308)	1,236
	Effect of foreign exchange movement on cash balances	(21)	-
	Cash position – beginning of period	2,560	4,394
Cash position – end of period		**1,231**	**5,630**

1. **Continuing operations**

The Company, through its subsidiaries, is engaged principally in marine diamond exploration and mining off the coast of Namibia and marine diamond exploration off the coast of South Africa.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

The Company's ability to meet its obligations and maintain its operations is contingent upon regaining profitable operations and in turn improving its cash flow position. The Company will need to expand its exploration activity in order to increase its proven and probable diamond reserves. The Company will need to raise further additional funds. These factors create significant doubt as to the Company continuing as a going concern.

---

2. **Significant accounting Policies**

Basis of presentation

The accompanying unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, accordingly, certain information and note disclosures normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been omitted. These financial statements have been prepared using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2001, except for the following, and should be read in conjunction with those financial statements:

Goodwill

As of January 1, 2002, the Company adopted the standard in Section 3062 "Goodwill and Other Intangible Assets", of the Canadian Institute of Chartered Accountants Handbook to be applied prospectively. Under the new standard, goodwill is no longer amortized but tested for impairment on an annual basis and the excess of the carrying value amount over the fair value of goodwill is charged to earnings. Amortization of goodwill under the Company's previous accounting policy for the three months ended March 31, 2002 would have been $595,000, an immaterial effect on the Company's loss per share for the same period.

2. Significant accounting Policies (continued)

Stock-based compensation

As of January 1, 2002, the Company adopted the standard in Section 3870 "Stock-based Compensation and Other Stock-based Payments", of the Canadian Institute of Chartered Accounts Handbook to be applied prospectively. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for good and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. For stock options granted to employees, the Company has adopted the disclosure-only provisions of the new standard whereby pro-forma net income and pro-forma earnings per share are disclosed in the notes to the financial statements, as if the fair value based method of accounting had been used. No stock options were granted during the three months ended March 31, 2002.

Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

3. Inventories

	As at 31 March 2002 $000	As at 31 December 2001 $000
Diamonds	2,715	2,593
Supplies	1,371	897
	4,086	**3,490**

4. Loans from shareholder

	As at 31 March 2002 $000	As at 31 December 2001 $000
Convertible loan (a)	2,290	2,278
Bridging finance	-	2,552
Convertible facility (b)	3,139	-
	5,429	**4,830**
Less current portion	-	(4,830)
	5,429	-

4. Loans from shareholder (continued)

(a) The convertible loan with a face value of $2,600,000, due to the Leviev Group ("Leviev") bears interest at 10% per annum and was originally due to be repaid in June 2002. During the three months ended March 31, 2002 the maturity date of this loan was amended to 2008. As such, this amount has been classified as a non-current liability at March 31, 2002. The loan is unsecured but can be converted, at the option of Leviev, into common shares of the Company at a conversion ratio of $0.22 per share. The conversion ratio was amended from $0.33 per share during the three months ended March 31, 2002, with the effect of increasing warrants and conversion privileges by $2,000 and the deficit by the same amount.

(b) The Company has a $10,000,000 facility with Leviev of which $6,450,000 has been drawn down at March 31, 2002. The amount bears interest at 10% per annum and is due in December 2008, with principal payments due to commence in January 2004. The facility is unsecured but can be converted, at the option of Leviev, into common shares of the Company at a conversion ratio of $0.22 per share. The principal amount of $6,450,000 has been apportioned as follows: long-term debt $3,018,948 and $3,431,052 to warrants and conversion privileges.

---

5. Convertible debentures

During the three months ended March 31, 2002, the Company reduced the conversion ratio on its Tranche 1 and Tranche 2 convertible debentures from $0.33 to $0.22 per share with the effect of increasing warrants and conversion privileges by $68,000 and the deficit by the same amount.

The maturity dates of the Tranche 1 and Tranche 2 convertible debentures have been extended to 2008 with principal repayments commencing in 2004.

---

6. Share capital

Actual and proposed Issuances of Common Shares

The movement in share capital for the period, together with the fully diluted position are as follows:

	Total (in shares)	Amount $'000
Outstanding share capital at 31 December 2001	99,740,221	**108,238**
Issued in connection with debt rescheduling	500,000	85
Outstanding share capital at 31 March 2002	100,240,221	**108,323**
Fully diluted share capital	273,369,515	